September 26, 2014

Ms. Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Arrow Investments Trust File Nos. 333-178164; 811-22638

Dear Ms. Hatch:

On May 17, 2013, Arrow Investments Trust (the "Registrant"), on behalf of its series the Arrow Tactical ETF (now, Arrow DWA Tactical ETF) (the "Fund"), filed Post-Effective Amendment Number 7 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On July 2, 2013 and September 23, 2014, you provided oral comments to the amendment.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Summary

Comment 1.

In “Investment Objective”, please confirm whether the objective stated is the correct one for this Fund as it is different from the one stated in Item 9.

Response.

The investment objective stated in Item 9 is correct.  The Registrant has corrected the investment objective stated in the summary accordingly.

Comment 2.

In “Principal Investment Strategies”, in the third to last paragraph, reference is made to short selling.  Please confirm whether this is a principal strategy of the Fund, and, if so, that any expenses related to short selling will be included in the fee table.

Response.

The adviser has confirmed to the Registrant that short selling is not a principal strategy of the Fund.

Comment 3.

In “Principal Risks of Investing in the Fund”, please clarify whether the reference to the Subsidiary should be to the Tactical Subsidiary instead of the Balanced Subsidiary and correct as needed.

Response.

The Registrant corrected the typos referencing the Balanced Subsidiary to say Tactical Subsidiary.

Comment 4.

Because investments in emerging market securities is a principal investment of the Fund, please include a separate risk for emerging markets.

Response.

The Registrant has added the following risk:

“Emerging Market Risk: Investing in emerging markets involves not only the risks described below with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature, and to political systems that can be expected to have less stability, than those of developed countries.  The typically small size of the markets of securities of issuers located in emerging markets and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.”

Additional Information About the Principal Investment Strategies and Risks

Comment 5.

In “Principal Investment Strategies”, in the description of the TAA model, please revise the disclosure to be in plain English, specifically, what is meant by “positive relative strength” and “negative relative strength” and give examples of “rotation strategies”.

Response.

The Registrant believes the description of positive relative strength and negative relative strength is already clear because the disclosure already states that the TAA model is an asset allocation model that allocates based on the strength of an asset class relative to the other asset classes in which the Fund may invest. The Registrant has revised the disclosure to remove reference to “rotation strategies” as follows:

“The Fund seeks to achieve its investment objectives by implementing a proprietary technical asset allocation (“TAA”) model.  The advisor will overweight asset classes, sectors, countries ~~rotation strategies~~ and underlying ETFs exhibiting positive relative strength and underweight asset classes, rotation strategies and underlying ETFs exhibiting negative relative strength.”

Comment 6.

In “Principal Investment Strategies”, disclose the following in the description of the Subsidiary:

1) that, on an aggregate basis with the Fund, the Subsidiary complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) in Sections 8 and 18 (regarding investment policies, capital structure and leverage);

2) that each investment adviser to the Subsidiary, as an investment adviser to the Fund under Section 2a-20 of the 1940 Act, complies with the provisions of the 1940 Act in Section 15 (regarding investment advisory contracts);

3) that the Subsidiary complies with the provisions of the 1940 Act in Section 17 (regarding affiliated transactions and custody) and identify the custodian of the Subsidiary by name;

4) whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary is qualified income, and, if the Fund has not received such a private letter ruling, the Fund’s basis for determining that such undistributed income is qualified income, such as an opinion of counsel; and

5) whether, as appropriate, any of the Subsidiary’s principal strategies or risks constitute principal strategies or risks of the Fund (the Fund’s principal strategies and risks should reflect the aggregate of the Fund and the Subsidiary).

Please also supplementally confirm that: (i) the investment advisory contract between the Subsidiary and its investment adviser will be included as an exhibit to the Registrant’s registration statement; (ii) the financial statements of the Subsidiary will be consolidated with the Fund; (iii) the Subsidiary’s expenses will be included in the fee table in the prospectus; (iv) the Subsidiary’s board will agree to designate an agent for service of process in the US; (v) the Subsidiary and its board will agree to inspection of the Subsidiary’s books and records by the SEC staff; and (vi) the Subsidiary’s board of directors will sign the Registrant’s registration statement if filed with respect to the Fund.

Response.

The Registrant has replaced the disclosure regarding the Subsidiary with the following:

“The Fund may execute a portion of its strategy by investing up to 25% of its total assets in the Tactical Subsidiary.  The Tactical Subsidiary will invest primarily in commodity futures, as well as fixed-income securities and cash equivalents, which are intended to serve as margin or collateral for the Tactical Subsidiary’s investments in commodity futures. The Tactical Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.  The principal investment strategies and principal investment risks of the Tactical Subsidiary are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Tactical Subsidiary will be consolidated with those of the Fund. By investing in commodities indirectly through the Tactical Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  Specifically, the Tactical Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").  Sub-chapter M requires, among other things, that at least 90% of the Fund's income be derived from securities or derived with respect to its business of investing in securities (typically referred to as "qualifying income").  The Fund will make investments in certain commodity-linked derivatives through the Tactical Subsidiary because income from these derivatives is not treated as "qualifying income" for purposes of the 90% income requirement if the Fund invests in the derivative directly.

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (including other Arrow Funds), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M.  The Fund does not have a private letter ruling.  Therefore, to satisfy the 90% income requirement, the Tactical Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the Tactical Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Tactical Subsidiary's investments during the fiscal year.  Such dividend distributions are "qualifying income" pursuant to Subchapter M (Section 851(b)) of the Code.

Because the Fund may invest a substantial portion of its assets in the Tactical Subsidiary, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Tactical Subsidiary.  For that reason, references to the Fund may also include the Tactical Subsidiary.

The Tactical Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Tactical Subsidiary. In addition, the Tactical Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Tactical Subsidiary.

Investment advisers to the Tactical Subsidiary will also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act.”

Registrant also confirms that: when the Fund begins investing in the Subsidiary, (i) the investment advisory contract between the Subsidiary and its investment adviser will be included as an exhibit to the Registrant’s registration statement; (ii) the financial statements of the Subsidiary will be consolidated with the Fund; (iii) the Subsidiary’s expenses will be included in the fee table in the prospectus (consolidated with the Fund); (iv) the Subsidiary’s board will agree to designate an agent for service of process in the US; (v) the Subsidiary and its board will agree to inspection of the Subsidiary’s books and records by the SEC staff; and (vi) the Subsidiary’s board of directors will sign the Registrant’s registration statement if filed with respect to the Fund.

Comment 7.

In “Principal Investment Strategies”, in the description of the Subsidiary, please disclose what the expected impact would be to the Fund if the IRS changed its position with respect to the treatment of “qualifying income”. In addition, please explain supplementally why the Registrant believes the income from the Subsidiary to be good income given that the IRS has stopped giving private letter rulings on this issue.

Response.

See the response to Comment 6 above. The Registrant is not relying upon a private letter ruling, nor the principals contained in private letter rulings issued to other tax payers.  Therefore, the Fund would not be affected by withdrawal of or changes to private letter rulings.  The Registrant is relying upon qualifying income statutory authority under Section 851 of the Internal Revenue Code, under which actual distributions from the CFC (rather than income earned but not yet distributed) is qualifying income.  The Registrant believes, based on discussions with the Registrant’s auditors and legal counsel, the statutory authority is satisfactory and an opinion is not warranted.  The Registrant does not believe the lack of a tax opinion or changes to the scope and nature of private letter rulings present a material risk to the Fund.

Comment 8.

Please revise the disclosure in “Principal Investment Strategies” to be consistent with the summary.

Response.

The Registrant has revised “Principal Investment Strategies” to be accurate for the Fund and be consistent with the other disclosure.

Management of the Fund – Investment Subsidiary

Comment 9.

Please confirm supplementally that the advisory fee of the advisor is properly disclosed in the fee table.

Response.

The Registrant so confirms.

Comment 9.

It does not appear that the SAI was incorporated by reference into the prospectus. Please confirm whether this was intentional.

Response.

The Registrant has revised the disclosure to incorporate the SAI by reference.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or the undersigned at (202) 973-2722.

Sincerely,

/s/ Tanya Goins